Innovation for patient care

RECEIVED

2009 MAR -5 P 1:31

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

2nd March 2009

09045503

PROCESSED
MAR 10 2009
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 3/6

IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

Innovation for patient care

RECEIVED

2009 MAR -5 P 1:21

Press release

Ipsen's full year 2008 results

- **Ipsen's total revenues break above the one billion euros mark**
- **2008 performance aligned with Group's adjusted objectives[1]**
- **First quarter 2009 update on current trading**
- **Financial objectives for 2009**
- **Dividend of 70 euro cents per share proposed**

Paris (France), 2 March 2009 – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 27 February 2009 to review the Group's results for 2008, published today.

Comparison between the Group's 2008 performance and its financial objectives

(margins as a % of Group sales)	***Financial objectives***	***Restated financial objectives[1]***	***2008 actuals***	
Underlying sales growth[2]	**6.5% to 7.5%**	**6.5% to 7.5%**	**-**	**8.2%**
Growth in other revenues	25.0% to 30.0%	(4.0)% to (9.0)% [1]	€67.1 millions	(8.4)%
Standalone operating margin [3]	**23.0% to 24.0%**	**20.5% to 21.5% [1]**	**€207.7 millions**	**21.6%**
Reported operating margin before US acquisitions related one-off costs	20.5% to 22.0%	18.0% to 19.5% [1]	€186.7 millions	19.2%

Summary of audited consolidated results for the full years 2008 and 2007

(in millions of euros)	***2008***	***2007***	***% variance 2008/2007***
Sales	**971.0**	**920.5**	*+5.5%*
Other revenues	67.1	73.3	*-8.4%*
Total revenues	**1,038.1**	**993.8**	*+4.5%*
Operating profit	**180.1**	**208.9**	*-13.8%*
Operating margin (in % of sales)	*18.5*	*22.7*	
Consolidated net profit (equity holders of Ipsen SA)	**147.2**	**150.6**	-2.2%
Earnings per share – fully diluted (€)	*1.75*	*1.79*	-2.2%
Average number of shares:			
Non diluted	*83,925,348*	*83,875,853*	
Fully diluted	*84,015,122*	*83,972,411*	

1 Adjusted to exclude the €25 million that the Group expected to receive from Bayer under a licensing agreement when it published its full year 2008 financial objectives in February and their update in August 2008 in respect of a litigation over a licensing agreement.
2 growth in the Group's sales at constant exchange rates, excluding sales of Ginkor Fort®, which was sold on 1 January 2008. Also excluded consolidated sales recorded by the Group in North America (which amounted to €8.1 million in 2008).
3 before the consolidation of the Group's acquisitions in North America and excluding restructuring costs and related non-recurring items (which amounted to €6.6 million in 2008).

Commenting on performance in 2008, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"With revenues breaking above the one billion euros mark for the first time, sales growth of 8.2% year-on-year and a standalone operating margin of 21.6%, the Group's performance during 2008 was highly satisfactory and in line with the financial objectives set a year ago, in spite of the downturn in the economic environment. Today, the Group is stronger and its positioning has improved significantly thanks to its move into the North American market, which has diversified its growth engines."* Jean-Luc Bélingard added: *"Over the last 12 months, other major milestones have been reached, which will help to shape the Group's future. The filing of the 6-month formulation of Decapeptyl® represents a major step forward for the continued development of our oncology franchise. In addition, the Group has four projects under regulatory review, four products at launch stage in the United States and/or Europe, and five important late stage projects in the pipeline. We believe that this activity reflects the productivity of our R&D, illustrating our growth potential out to 2012 and beyond."* Jean-Luc Bélingard concluded: *"In a context of increased uncertainty, with all indicators suggesting that 2009 will be a tough year from a macroeconomic standpoint, the Group remains confident in its ability to apply its strategy rigorously and pursue further expansion by harnessing its multiple sources of growth."*

Review of full year 2008 results

Underlying Group sales grew by a strong 8.2% year-on-year (excluding the sales of the US acquisitions consolidated by the Group, the sales of Ginkor Fort®, divested on January 1, 2008, and excluding foreign exchange impacts) This performance was ahead of the Group's growth target of 6.5% to 7.5% set in February 2008.

Consolidated Group sales reached €971.0 million for the full year 2008, up 5.5% year-on-year. This positive development was fuelled by a strong growth in the Group's endocrinology and neurology franchises, up 23.7% and 12.5% respectively over the period.

Other revenues reached €67.1 million in 2008, down 8.4% year-on-year owing to the absence of the royalties that the Group expected to receive from Bayer under a licensing agreement now the subject of litigation.

Total revenues stood at €1,038 million, up 4.5% year-on-year.

Research & development expenses stood at €182.9 million in 2008, or 18.8% of sales, compared with €184.7 million or 20.1% of sales last year when significant expenditure was incurred to prepare for the FDA inspections in connection with the filings of Dysport® and Somatuline® Depot in the United States. Excluding foreign exchange impacts, R&D expenses grew by 4.5% year-on-year.

Operating profit amounted to €180.1 million, representing 18.5% of sales, including only royalty payments made by Bayer on its sales of Kogenate® through to the end of May 2008, without prejudice to the amounts that the Group considers actually due by Bayer. The Group expected to receive an additional amount of €25 million from Bayer when it published its full year 2008 operating margin objectives in February 2008 and updated in August 2008.

The Group's effective tax rate in 2008 reached 17.4% of net profit from continuing operations excluding net losses from associates, a strong improvement compared with a reported effective tax rate of 25.3% a year ago.

Net loss from associates amounted to €(10.8) million and solely comprised the Group's share of the net losses of Tercica Inc., through to the end of the third quarter of 2008. Tercica Inc. has been accounted globally in the Group's financial statements since October 1, 2008.

Consolidated net profit (attributable to the equity holders of Ipsen SA) reached €147.2 million, stable compared with €150.6 million in 2007.

Net cash generated by operating activities grew sharply to €203.4 million in 2008, compared with €176.0 million a year earlier. At 31 December 2008, the Group's net cash position stood at €66.2 million, compared with €217.8 million at 31 December 2007, notably following the acquisition of the Tercica Inc. shares that the Group did not already own.

Total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €165.7 million, compared with €218.7 million in 2007. This decline was principally attributable to the elimination from the consolidated financial statements of the deferred revenues previously recognised under the licence granted in 2006 by the Group to Tercica Inc. for Somatuline® Depot, after the full acquisition of the company by the Group in October 2008.

Dividend for the 2008 financial year proposed for the approval of Ipsen's shareholders

Ipsen's Board of Directors, confident in the Group's future prospects and cash flow generation perspectives, has decided to propose payment of a dividend of €0.70 per share, up 6.1% year-on-year and representing a pay-out ratio of c.40%, at Ipsen's annual shareholders' meeting to be held on 4 June 2009.

Comments on the Group's business trends during the first quarter of 2009 and outlook

Amid the tough and uncertain macroeconomic conditions prevailing in early 2009, the Group has noted that drug sales remain robust in most of the countries where it operates, notably in the United-Sates, the Major Western European countries and China, in line with its expectations.

However, the Group has noted a slow start to its sales since the beginning of 2009 in some Eastern European countries, where distribution channels have been disrupted by the steep decline of their local currencies against euro. Furthermore, certain other Western European countries, such as Greece and Belgium, are experiencing a difficult start to the year. These trends have been accentuated for the Group by some temporary destocking of some of its distributors in China and Poland.

The Group does not exclude that this slowdown might be temporary over 2009, however its first quarter of 2009 sales should come significantly below expectations.

The Group's 2009 sales will therefore be adversely impacted depending on the magnitude and the length of the difficulties encountered in these Eastern European countries, which represented approximately 10% of its consolidated sales and approximately 20% if its growth in 2008.

Following these events, the Group has already implemented actions necessary to foster the recovery of a stabilised business flow in these countries as soon as possible, while at the same time actively protecting its margins.

Nevertheless, in line with its financial discipline policy, and based on a forecast of recording around €45 million in other revenues during 2009, the Group will strive to reach its adjusted operating margin target of around 14.0%[4] for the full year 2009.

---

[4] in percentage of sales, prior to any accounting implications in connection with the purchase accounting of its acquisitions in North America. This adjusted operating margin target is in line with the objective of 15.0% announced in June 2008 when the Group expected to receive €11 million in royalty payments from Bayer during 2009 under a licensing agreement now the subject of litigation

Lastly, given the acquisitions that the Group has made in North America, based on information available and notice of tax reassessments received to date, the Group expects to post an effective tax rate of between 18.0% and 20.0% of net profit from continuing operations before tax in 2009.

These financial objectives do not include any items resulting from purchase price accounting impacts related to the Group's recent transactions in North America, as referred to above.

Meeting, webcast and conference call (in English) for financial analysts

Ipsen will hold a meeting at 2.00 p.m. (Paris time, GMT+1) on Monday 2 March 2009 at its headquarters in Boulogne-Billancourt (France). A web conference (audio & video webcast) and conference call will take place simultaneously. The former will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Conference call participants should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 70 99 42 72 and from the United States: +1 212 444 0481. No access code is necessary. A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is 3244957#. The replay will be available for one week following the live call.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any

forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

APPENDICES

Risk factors

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2007 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the business of the Group, its financial situation or its results.

- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

- As a result of its acquisitions in North America, notably Tercica Inc.'s, which closed on October 16, 2008, the Group may record certain transaction related recordings, such a purchase price allocation, restructuring costs or other one-off items that may impact the Group's financial situation.

- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacture and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products.

Comparison of the consolidated income statement for 2008 and 2007:

	31 December 2008		31 December 2007		% change 2008/2007
	(in thousands of euros)	% of sales	(in thousands of euros)	% of sales	
Sales	**971,022**	**100.0%**	**920,475**	**100.0%**	**5.5%**
Other revenues	67,090	6.9%	73,282	8.0%	-8.4%
Revenues	**1,038,112**	**106.9%**	**993,757**	**108.0%**	**4.5%**
Cost of goods sold	(219,928)	-22.6%	(199,025)	-21.6%	10.5%
Research & development expenses	(182,921)	-18.8%	(184,739)	-20.1%	-1.0%
Selling, general and administrative expenses	(444,299)	-45.8%	(401,481)	-43.6%	10.7%
Other operating income and expenses	(8,257)	-0.9%	368	nm	nm
Restructuring costs	(2,620)	-0.3%	8	nm	nm
Impairment losses		nm		nm	nm
Operating profit	**180,087**	**18.5%**	**208,888**	**22.7%**	**-13.8%**
– Income from cash and cash equivalents	21,425	2.2%	11,541	1.3%	
– Cost of gross financial debt	(4,348)	-0.4%	(1,950)	-0.2%	
Cost of net financial debt	**17,077**	**1.8%**	**9,591**	**1.0%**	**78.1%**
Other interest income and expense	(5,156)	-0.5%	(2,855)	-0.3%	
Income tax	(33,320)	-3.4%	(54,478)	-5.9%	-38.8%
Share of loss/profit from associated companies	(10,847)	-1.1%	(8,764)	-1.0%	
Net profit/loss from continuing operations	**147,841**	**15.2%**	**152,382**	**16.6%**	**-3.0%**
Net profit/loss from discontinued operations	(172)	0.0%	(1,313)	-0.1%	
Consolidated net profit	**147,669**	**15.2%**	**151,069**	**16.4%**	**-2.3%**
– Equity holders of Ipsen S.A.	147,164		150,611		
– Minority interests	505		458		

- **Sales**

Consolidated Group sales reached €971.0 million for the full year 2008, up 5.5% year-on-year. Underlying Group sales grew by a strong 8.2% year-on-year (excluding the sales of the US acquisitions consolidated by the Group, the sales of Ginkor Fort®, divested on January 1, 2008, and excluding foreign exchange impacts).

Other revenues

In 2008, *other revenues* reached €67.1 million, down 8.4% year on year (2007: €73.3 million).

Other revenues break down as follows:

(in thousands of euros)	31 December 2008	31 December 2007	change 2008/2007	
			in value	%
Breakdown by revenue type				
– Royalties received	20,168	49,767	(29,599)	*-59.5%*
– Milestone payments – licensing agreements	38,911	17,349	21,562	*124.3%*
– Other (co-promotion revenues, recharging)	8,011	6,166	1,845	*29.9%*
Total	**67,090**	**73,282**	**(6,192)**	***-8.4%***

The **royalties received** primarily comprise payments under the Kogenate® licence, which totalled €18.8 million in 2008, down from €47.6 million a year earlier. The Group and Bayer are currently in dispute over the expiry date of a licensing agreement signed in 1985 giving rise to payment of royalties. The Group believes that it is in possession of documentation showing that licensing agreement expires at the end of the second quarter of 2009. For its part, Bayer stopped making these royalty payments from May 2008 onwards. As part of this dispute, Bayer has also not met its contractual obligation of sending the Group its statements of royalties due in respect of the 2nd and 3rd quarters of 2008, based on which the Group would have been able to estimate its royalty payments to be recorded in respect of the 2008 financial year. Accordingly, the Group was able to record in its financial statements for 2008 only the royalties actually paid by Bayer, irrespective of the amounts that it considers to be actually payable by Bayer pursuant to the 1985 licensing agreement.

Milestone payments relating to licensing agreements represent primarily recognition of payments received over the life of partnership agreements. As at 31 December 2008, they amounted to €38.9 million, up €21.6 million year-on-year. This strong increase was chiefly attributable to the recognition of an income of €18.8 million on the divestment of Ginkor Fort® signed in August 2007. This milestone includes recognition over the period of part of the initial milestone payment received at signing of the agreement, plus an estimate of the additional variable amount, linked to the performance of the veinotonics market in France in 2008. As in 2007, this line also included in 2008 the milestone payments under the agreements with Medicis on Reloxin®, with Roche on taspoglutide (a GLP-1 analogue), as well those related to agreements with Tercica Inc. on Somatuline® prior to the acquisition of this company by the Group in October 2008.

Other revenues amounted to €8.0 million in 2008, up 29.9% compared with 2007. This increase is primarily due to a commission collected after the renewal of one of the Group's co-promotion agreements.

Cost of goods sold

In 2008, the *cost of goods sold* totalled €219.9 million, representing 22.6% of sales compared with 21.6% in 2007. The Group's acquisitions in North America did not have a material impact on this ratio, and the increase in sales and productivity efforts made by the Group during 2008 did not offset the negative effects linked to certain inventory write-downs recorded over the same period.

In addition, since February 2008, the costs generated by one of the Group's active ingredient production sites, previously reported as R&D costs (since the unit's production was used solely for R&D purposes), are gradually reclassified as cost of goods sold, its production being now partly for

commercial purposes. This reclassification, which has no impact on the Group's operating profit has led to a decline in both the R&D ratio stated as a percentage of sales and in the Group's gross margin. The increase in the cost of goods sold during 2008 amounted to €2.2 million, net of a €1.3 million increase of inventories.

Excluding perimeter impacts (US acquisitions and reclassification), the cost of goods sold would have been €216.0 million in 2008, i.e. 22.4% of sales.

- **Research & Development expenses**

A comparison of research & development expenses for the years 2008 and 2007 is presented in the following table:

(in thousands of euros)	31 December 2008	31 December 2007	change 2008/2007	
			in value	%
Breakdown by expense type				
– Drug-related research & development [(1)]	(163,160)	(152,619)	(10,541)	*6.9%*
– Industrial development [(2)]	(15,988)	(26,380)	10,392	*-39.4%*
– Strategic development [(3)]	(3,773)	(5,740)	1,967	*-34.3%*
Total	**(182,921)**	**(184,739)**	**1,818**	***-1.0%***

(1) Drug-related research & development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research & development expenses stood at €182.9 million in 2008, or 18.8% of sales, compared with €184.7 million or 20.1% of sales in 2007 which included substantial costs incurred in preparation for inspections by the FDA (Food and Drug Administration) for the registration of Dysport® and Somatuline® Depot in the United States. Excluding foreign exchange impacts, principally related to the US dollar and pound sterling, two currencies in which the Group incurs significant research and development expenses, this line item increased by 4.5% year-on-year.

Drug-related research and development expenses increased by 6.9% year-on-year (or by 11.1% excluding foreign exchange impacts), while industrial development costs declined by 39.4% compared with 2007 for the reasons outlined below. The principal R&D projects conducted over the period focused on the clinical development programmes for Somatuline® and its potential successor BIM-23A760, Dysport®, the sulfatase inhibitor BN-83495 and the pursuit of the GuidAge® clinical trials for Tanakan®, as well as the preclinical development of BIM-28131 (Ghrelin agonist). In 2007, major projects included the preparation for submission of the Dysport® and Somatuline® Depot registration dossiers to the FDA in the United States.

In terms of **industrial development**, 2008 was marked by the finalisation of the preparation for the inspections carried out by the FDA in connection with the filings of Dysport® and Somatuline® Depot in the United States. The Group had incurred particularly high industrial development expenses in 2007 in connection with these filings. Moreover, as explained above, industrial development expenses have been reduced by the reclassification as cost of goods sold in 2008 of €3.5 million previously considered as R&D expenses. Lastly, industrial development costs were reduced by €3.5 million during 2008 owing to the fact that a significant proportion of these costs is denominated in pound sterling.

Selling, general and administrative expenses

A comparison of selling, general and administrative expenses for the years 2008 and 2007 is presented in the following table:

(in thousands of euros)	31 December 2008	31 December 2007	2008/2007 change	
			In value	%
Breakdown by expense type				
Royalties paid	*(38,339)*	*(34,723)*	*(3,616)*	*10.4%*
Taxes and sales tax	*(9,631)*	*(10,686)*	*1,055*	*-9.9%*
Other sales and marketing expenses	*(310,430)*	*(275,643)*	*(34,787)*	*12.6%*
Selling expenses	(358,400)	(321,052)	(37,348)	*11.6%*
General and administrative expenses	(85,899)	(80,429)	(5,470)	*6.8%*
Total	**(444,299)**	**(401,481)**	**(42,818)**	***10.7%***

Selling, general and administrative expenses rose by 10.7% year-on-year. Excluding the impact of US acquisitions and the foreign exchange impacts, the increase was 6.8% year-on-year, significantly lower than the sales growth rate on a comparable basis and excluding 2008 and 2007 sales of Ginkor Fort®, which was divested to a partner on 1 January 2008. Taking into account perimeter and foreign exchange impacts, selling and general administrative expenses represented 45,8% of sales in 2008 compared with 43,6% in 2007.

Selling expenses rose by 11.6% year-on-year to €358.4 million, representing 36.9% of sales, compared with €321.1 million representing 34.9% of sales in 2007. Excluding the impact of North American acquisitions and foreign exchange impacts, selling expenses represented 35.2% of sales in 2008 compared with 34.7% in 2007.

Royalties paid to third parties on sales of products marketed by the Group amounted to €38.3 million, up 10.4% year on year, supported by growth in sales of the corresponding products.

Taxes and sales tax were down 9.9% to €9.6 million, due to a particular sales tax being reclassified as a deduction from gross sales.

Other sales and marketing expenses (i.e. marketing and sales force costs) were up 12.6% year-on-year to €310.4 million. Excluding the impact of US acquisitions and the currency effect, these expenses rose by 6.7% year-on-year to €291.3 million or 30.2% of sales, compared with €272.9 million or 29.9% of sales in 2007. This increase, which is significantly lower than the sales growth in rate on a comparable basis and excluding 2007 and 2008 Ginkor Fort® sales, reflects productivity gains and the Group's selective allocation of resources despite investment in new product launches in 2008 (Increlex® and Adrovance®).

General and administrative expenses rose by 6.8% year-on-year to €85.9 million. Excluding the impacts of its US acquisitions, the increase was 3.8% year-on-year, reflecting the Group's efforts to contain growth in these expenses.

Other operating income and expenses

Other operating income and expenses amounted to a net expense of €8.3 million compared with a non-material amount in 2007. The net expense included €5.9 million in costs linked to the moving of the Group's head office to Boulogne-Billancourt (France) – mainly the resulting cost of temporary vacant premises during 2008 – and €4.0 million in non-recurring expenses relating to the Group's US

acquisitions. These non-recurring items were partly offset by €1.7 million in income from the disposal of a plot of land.

- **Restructuring costs**

The Group reorganized its newly acquired US operations in 2008, incurring restructuring costs of €2.6 million.

- **Impairment losses**

No impairment charge was recognised in either 2008 or 2007.

- **Operating profit**

As a result of the above, the Group's operating profit for 2008 amounted to €180.1 million, representing 17.3% of total revenues and 18.5% of sales. These figures do not include any items relating to the allocation of goodwill arising on the Group's North American acquisitions, which should be allocated when the Group will publish its 2009 mid-year interim financial statements.

Furthermore, as mentioned above, operating profit for 2008 only included royalties actually paid by Bayer on its Kogenate® sales until end of May 2008 irrespective of the amounts the Group believes are contractually payable by Bayer under its 1985 licensing agreement. The Group expected to receive a further €25 million from Bayer when it published its operating margin objective in February 2008 and updated it in August 2008.

Standalone operating profit (i.e. before restructuring costs and non-recurring items relating to the North American acquisitions) amounted to €207.7 million, yielding a 21.6% operating margin (in % of sales), while in 2007 the Group incurred no non-recurring items.

- **Segment reporting: Operating profit by geographical region**

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.

Sales, revenues and operating profit by geographical region for 2008 and 2007 are presented in the following table:

	31 December 2008		31 December 2007		2008/2007 change	
	(in thousands of euros)	%	(in thousands of euros)	%	(in thousands of euros)	%
Major Western European countries						
Sales	559,513	100.0%	564,262	100.0%	(4,749)	-0.8%
Revenues	588,002	105.1%	571,228	101.2%	16,774	2.9%
Operating profit	229,449	41.0%	216,619	38.4%	12,830	5.9%
Rest of Europe						
Sales	236,238	100.0%	208,121	100.0%	28,116	13.5%
Revenues	236,343	100.0%	208,121	100.0%	28,221	13.6%
Operating profit	94,453	40.0%	79,109	38.0%	15,344	19.4%

	31 December 2008		31 December 2007		2008/2007 change	
	(in thousands of euros)	%	(in thousands of euros)	%	(in thousands of euros)	%
Rest of the world						
Sales	175,271	100.0%	148,092	100.0%	27,179	18.4%
Revenues	178,276	101.7%	150,182	101.4%	28,093	18.7%
Operating profit	36,016	20.5%	53,710	36.3%	(17,694)	-32.9%
Allocated total						
Sales	971,022	100.0 %	920,475	100.0%	50,547	5.5%
Revenues	1,002,620	103.3%	929,531	101.0%	73,089	7.9%
Operating profit	359,918	37.1%	349,438	38.0%	10,480	3.0%
Non-allocated total						
Revenues	35,492	3.4%	64,226	6.5%	(28,734)	-44.7%
Operating profit	(179,831)	-99.9%	(140,550)	- 67.3%	(39,281)	27.9%
Ipsen total						
Sales	971,022	100.0%	920,475	100.0%	50,547	5.5%
Revenues	1,038,112	106.9%	993,757	108.0%	44,355	4.5%
Operating profit	180,087	18.5%	208,888	22.7%	(28,801)	-13.8%

In the major Western European countries, sales slightly decrease by 0.8% year-on-year to €559.5 million, mainly due to the disposal of Ginkor Fort® as of 1 January 2008 and to the Tanakan® price cut enforced in July 2007. Total revenues grew by 2.9% to €588.0 million, benefiting from an income of €18.8 million on the disposal of Ginkor Fort® and from a commission received upon renewal of one of the Group's co-promotion agreements. Operating profit therefore increased by 5.9% to €229.4 million, representing 41.0% of sales, compared with €216.6 million or 38.4% of sales in 2007.

In other European countries (other Western European countries and Eastern European countries), sales increased by 13.5% year on year. Operating profit increased by 19.4% over the period to €94.5 million, up from €79.1 million in 2007, representing 40.0% and 38.0% of sales respectively. This positive performance reflects fast and profitable growth in the various countries in this region, particularly Russia.

In the rest of the world, where most of the Group's products are marketed by third-party distributors and agents, except in certain countries where Ipsen has a direct presence, sales were up sharply by 18.4% year-on-year. However, operating profit fell by 32.9% to €36.0 million, compared with €53.7 million in 2007, due mainly to the impacts of full consolidation of the Group's US acquisitions in the second half of 2008. Excluding the North American acquisitions, sales and operating profit would have grown by 12.9% and 12.3% respectively in 2008.

Non-allocated operating loss totalled €(179.8) million compared with a loss of €(140.6) million in 2007. The non-allocated operating loss includes:

– In 2008, revenues of €35.5 million, down sharply from €64.2 million in 2007, directly due to a strong decrease in Kogenate® royalties following the dispute with Bayer described above. The non-allocated

operating loss also includes €13.2 million in milestones from Medicis for Reloxin®, from Roche for taspoglutide and from Galderma for Azzalure®.

– Research & development expenses of €(164.4) million, compared with €(161.4) million in 2007.

– Non-allocated selling, general and administrative expenses of €(46.7) million compared with €(43.7) million a year before.

– Other operating expenses of €(4.3) million, mainly comprising the cost of relocating the Paris operations to Boulogne-Billancourt (France). This compares with other operating income of €0.4 million in 2007.

Cost of net financial debt and other financial income and expenses

In 2008, financial income rose by 77.0% year-on-year to €11.9 million, compared with €6.7 million in 2007. This sharp growth stemmed mainly from the impacts of the Group's US acquisitions, which generated net financial income of €6.0 million in 2008 compared with €1.6 million in 2007. This sum comprises €9.6 million in respect of accelerated recognition of interest on Tercica Inc. convertible bonds, offset by a €(5.8) million charge relating to the change in fair value of Tercica Inc. bonds and warrant as well as the positive foreign exchange impacts arising upon conversion of these instruments.

Excluding these items, financial income would have amounted to €5.9 million in 2008, compared with €5.1 million in 2007.

- **Income tax**

In 2008, the Group's effective tax rate amounted to 17.4% of net profit from continuing operations before tax and before share of loss from associated companies, compared with 25.3% a year earlier. The effective tax rate in 2008 benefited from the positive effect of the new research tax credit system calculation methods applicable in France from 1st January 2008. This positive impact (expressed as percentage of net profit from continuing operations) also benefited from the consolidation of losses incurred by the newly-acquired North American companies in the third and fourth quarters of 2008, which reduced net profit from continuing operations. Excluding the impact of the US companies, the effective tax rate would have stood at 20.9%.

- **Share of loss/profit from associated companies**

This item includes the Group's share of Tercica Inc.'s results for the first nine months of 2008. Tercica Inc. has been wholly-owned by the Group since 17 October 2008 and its results for the final quarter of 2008 were therefore fully consolidated by the Group.

- **Net profit from continuing operations**

As a result of the above, net profit from continuing operations amounted to €147.8 million in 2008 compared with €152.4 million in 2007.

- **Net profit/loss from discontinued operations**

Discontinued operations contributed a loss of €(0.2) million for 2008 compared with €(1.3) million a year earlier.

- **Consolidated net profit**

As a result of the above, consolidated net profit came to €147.7 million (€147.2 million attributable to equity holders of Ipsen S.A.), compared with €151.1 million (€150.6 million attributable to equity holders of Ipsen S.A.) in 2007. Consolidated net profit represented 14.2% of revenues in 2008, compared with 15.2% a year earlier.

Milestones received in cash but not yet recognised as revenues

In 2008, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €165.7 million, compared with €218.7 million in 2007. The decrease is mainly due to the elimination in the consolidated financial statements of deferred revenues previously recognised under the licence granted in 2006 by the Group to Tercica Inc. for Somatuline® Depot, after the full acquisition of the company by the Group.

These payments will be recognised in the Group's income statement as revenues going forward as follows:

(in millions of euros)	**Milestones received in cash but not yet recognised in the periods ending:**	
	31 December 2008	**31 December 2007**
Total	**165.7**	**218.7**
These will be recognised as revenue in the future as follows:		
In 2009	19.5	22.4
In 2010 and beyond	146.2	196.3

Analysis of the cash flow statement

(in thousands of euros)	31 December 2008	31 December 2007
– Cash flow before change in working capital requirements	196,515	214,254
– (Increase)/decrease in working capital requirements for operations	6,894	(38,284)
• Net cash flow from operating activities	**203,409**	**175,970**
– Other items	(290,204)	(129,677)
– Deposits paid	(1,012)	(4,601)
– Variation in cash securities held for sale	6,000	(6,000)
• Net cash flow from investing activities	**(285,216)**	**(140,278)**
• Net cash flow from financing activities	**78,957**	**(76,818)**
• Net cash flow from discontinued operations	**732**	**1,285**
Increase/(decrease) in cash and cash equivalents	**(2,118)**	**(39,841)**
Opening cash and cash equivalents	**240,907**	**283,743**
Impact of foreign exchange rate fluctuations	(1,464)	**(2,995)**
Closing cash and cash equivalents	**237,325**	**240,907**

■ Net cash flow from operating activities

During 2008, cash flow from operations before changes in working capital amounted to €196.5 million, compared with €214.3 million in 2007. The decrease was mainly due to Bayer stopping its royalty payments pending the outcome of its dispute with the Group, and to the US acquisitions.

Working capital requirements for operating activities fell by €6.9 million in 2008 having increased by €38.3 million during 2007. The decrease was due to the following items:

- Inventories increased by €12.6 million compared with an increase of €9.0 million in 2007, reflecting not only growth in business, but also the build up of consignment stocks toward the end of 2008 in some countries due to local operating constraints. Trade receivables rose by only €4.3 million reflecting a reduction in payment delays by public hospitals in some Western European countries, coupled with an active receivables collection policy. In 2007, trade receivables had increased by €25.4 million, mainly due to the introduction in France of direct sales of some products to pharmacies. Trade payables increased by only €1.2 million, compared with an increase of €5.1 million in 2007. The contained increase in 2008 against a background of business growth was achieved mainly by adapting the Group's procedures to changes in regulations on supplier payment periods in France.

- Other current liabilities net of current assets increased by €23.8 million in 2008 compared with an increase of €29.5 million the previous year. In 2008, the Group recognised deferred revenue of €41.1 million in connection with its partnerships with Roche, Galderma and Recordati. In addition, other operating assets decreased in 2008 as the Group did not recognise the receivable relating to royalties payable by Bayer in the final quarter due to the pending dispute. In 2007, these royalties amounted to €10.9 million. These items were partly offset by the recognition in the income statement of €24.1 million mainly in respect of partnerships and, to a lesser extent, the change in other operating receivables and payables, including €6.6 million relating to an increase in net VAT receivables and €2.0 million of net liabilities arising from newly consolidated subsidiaries in 2008.

■ Net cash flow from investing activities

In 2008, net cash flow from investing activities was principally affected by the Group's North American acquisitions. It comprises two main components, one reflecting net cash flows relating to investments in the strict sense, and one reflecting other investment activities.

1. Net cash flow from investing activities in the strict sense represented €290.2 million in 2008 compared with €129.7 million in 2007. This mainly comprised:

Acquisitions of property, plant and equipment and intangible assets, net of disposals, amounting to €67.9 million in 2008, compared with €84.0 million in 2007.

- In 2008, acquisitions of property, plant & equipment totalled €61.4 million, mostly consisting of capital expenditure required to maintain the Group's industrial facilities, as well as certain investment in capacity, such as €20.0 million for the new Dysport® secondary production plant at the Wrexham site in the United Kingdom and €8.2 million for the Dublin site (Ireland). The Group also invested €5.5 million in relocating its Paris operations to the new head office in Boulogne-Billancourt.

- During 2008, acquisitions of intangible assets amounted to €33.8 million, including some milestone payments relating to the acquisition of patents or licences, and investments in renewing certain information systems. They also included the purchase of Apokyn® licences and the purchase from Octagen Corp. of all its rights to OBI-1, as part of the Group's acquisitions in the United States.

- Proceeds from the disposal of property, plant & equipment and intangible assets amounting to €27.3 million, mainly stemming from the divestment of Ginkor Fort® and the sale of a plot of land.

A net investment in financial assets of €1.8 million, comprising the acquisition of an interest in Vernalis Plc., partly offset by the disposal of the Group's interest in Octagen Corp..

The impact of changes in the scope of consolidation amounting to €214.7 million, mainly comprising €213.3 million for the acquisition of shares in Tercica Inc. less the corresponding cash and cash equivalents acquired, which amounted to €68.3 million.

A decrease of €5.1 million in working capital requirements for investing activities against a €7.5 million increase in 2007, mainly due to the recognition of a net receivable on the disposal of Ginkor Fort®, and the payment in 2008 of amounts due to non-current assets suppliers recorded at the end of 2007.

2. Net cash flow from other investing activities amounted to €5.0 million in 2008, mainly from the sale of guaranteed capital investment products. This compares with a net outflow of €(10.6) million in 2007, partly due to the purchase of the products referred to above and partly to the payment of guarantee deposits by the Group.

■ Net cash flow from financing activities

Financing activities provided net cash inflow of €79.0 million in 2008, compared with a cash outflow of €76.8 million in 2007. The net cash inflow in 2008 included a drawdown of €148.9 million on the new €300.0 million syndicated loan arranged in June 2008 for the acquisition of Tercica Inc. shares, partly offset by a €55.0 million dividend payment to the Group's shareholders compared with €50.4 million in 2007, and by the repayment of €7.9 million of bank loans and short-term credit facilities. The Group also spent €9.3 million on its share buyback programme, compared with €24.8 million in 2007.

■ Net cash flow from discontinued operations

In 2008, discontinued operations generated net cash of €0.7 million, resulting from the decrease in working capital requirements relating to the Group's primary care business in Spain, which was sold in October 2005. This compares with a figure of €1.3 million in 2007.

Analysis of net cash[5][(1)]

(in thousands of euros)	31 December 2008	31 December 2007
Cash in hand	26,839	25,617
Short-term investments	211,144	195,859
Interest-bearing deposits	1,601	25,592
Cash and cash equivalents	**239,584**	**247,068**
Securities held for sale[6]		6,000
Total cash	**239,584**	**253,068**
Bank overdraft liabilities	(2,259)	(6,161)
Closing net cash and cash equivalents	**237,325**	**246,907**
Non-current		
Short term debt	148,941	4,379
Other financial liabilities	13,803	16,449
Current		
Short term debt	4,000	5,375
Financial liabilities	4,346	3,831
Debt	**171,090**	**30,034**
Derivatives	11	(908)
NET CASH[5]	**66,224**	**217,781**

At 31 December 2008, the Group had a net cash position[(1)] of €66.2 million, compared with €217.8 million a year earlier.

On 30 June 2008, the Group terminated bilateral loan agreements worth €275.6 million that it had signed in June 2005. In June 2008, Ipsen S.A. signed for a 5-year credit facility totalling €300.0 million with a banking syndicate. This multicurrency, multilender facility requires Ipsen S.A.'s guarantee for use by some of its subsidiaries. It was used to fund the Group's acquisitions in the United States and the business's general financial needs. At the borrower's initiative, this credit line is available for withdrawal on a short-term basis for periods of 1 to 12 months so it can be best adapted to cash flow needs. The total withdrawal must always be lower than the credit facility maximum which diminishes over time as follows:

4 June 2009	€262.5 million
4 June 2010	€225.0 million
4 June 2011	€187.5 million
4 June 2012	€150.0 million
4 June 2013	-

[5] Net cash: cash, cash equivalents and securities held for sale less bank overdrafts, short-term bank borrowings and other financial liabilities, plus or minus derivative financial instruments.
[6] Securities held for sale correspond to shares in mutual funds held for trading which the Group intends to sell in the near future. They are included in the calculation of the Group's net cash position[5]

In addition to the customary contractual clauses, the loan agreement requires the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA[7]. The maximum ratios are as follows:

Net debt to equity: 1
Net debt to EBITDA: 3

If the Group defaults, the banking syndicate may demand early repayment of the loan agreement.

At 31 December 2008, the Group had a net cash position and therefore the net debt to equity and net debt to EBITDA ratios were not relevant. The amount drawn down on the syndicated loan facility at 31 December 2008 was €150.0 million (€148.9 million after taking account of issuance costs) .

END

[7] EBITDA: earnings before interest, tax, depreciation and amortisation